
April 9, 2015

Via E-mail
Antonio Bonchristiano
Chief Executive Officer
GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, NY 10022

> **Re:** **GP Investments Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 13, 2015**
> **CIK No. 0001635282**

Dear Mr. Bonchristiano:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover of Prospectus

3.   We note your disclosure on the cover stating that you "will apply to list our units on the NASDAQ Capital Market, or NASDAQ, under the symbol 'GPIAU' on or promptly after the date of this prospectus." However, on page 105 under "Listing of Securities" you state that you "have been approved to have our units, ordinary shares and warrants listed on NASDAQ under the symbols 'GPIAU,' 'GPIA' and 'GPIAW,' respectively." Furthermore, on page 116 under "Underwriting" you state that you "have been approved to have our units listed on NASDAQ under the symbol 'GPIAU,' and that you "expect that our ordinary shares and warrants will be listed under the symbols 'GPIA' and 'GPIAW,' respectively, once separate trading for our ordinary shares and warrants begins." Please revise to reconcile these statements or advise.

Summary, page 1

General, page 1

4.   We note that the summary includes performance and valuation information for GP Investments, Ltd. For example, we note your discussion of the potential sales value and realized return. Please remove from the summary section the performance and valuation for companies other than the issuer. This information is not appropriate for the prospectus summary.

Founder Shares, page 9

5.   We note that your initial shareholders have agreed to certain voting provisions. Please revise your disclosure to indicate whether these provisions were provided in written agreements, and if so, please file such agreements as exhibits to this registration statement or advise.

6.   We note that your initial shareholders have entered into letter agreements with you, pursuant to which they have waived certain redemption and distribution rights. Please advise us whether these agreements are the same as the insider letters containing transfer restrictions described under "Underwriting" and included in the exhibit index. If not, please file such agreements as exhibits to this registration statement or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 58

7.   Please include disclosure regarding any expenses you have incurred to date.

Overview, page 61

8.   We note your disclosure regarding your sponsor's prior experience and the specific performance and valuation information that you have provided. Please expand the disclosure to provide a more complete discussion of performance. For example, please explain the basis for your realized return calculation. Please also explain what you mean by "potential sales value" and discuss how that figure is calculated. In addition, please balance this disclosure with a discussion of any relevant major adverse business developments. Please also revise to describe whether the return amount may have been impacted by general market trends or other external factors unrelated to management action. Further, please disclose any prior performance information for any other SPACs with which your control persons previously were or are concurrently associated or advise.

Management, page 79

9.   We note that Mr. Lambranho will serve on your board of directors. Please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Lambranho should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance.

Number and Terms of Office of Officers and Directors, page 79

10.   Please revise your disclosure to clarify the total number of directors you intend to have.

Underwriting, page 115

11.   Please revise to disclose any historical banking and commercial dealings between the underwriter(s) and the company or its affiliates, or confirm that there have been no such dealings.

Exhibit Index

12.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinions with the next amendment, please provide draft copies for us to review. Note that the drafts should be filed as correspondence.

13.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend to file final, executed agreements prior to effectiveness of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Michael Mies
        Skadden, Arps, Slate, Meagher & Flom LLP